

Mail Stop 4561

August 3, 2006

Jean Dagenais
Chief Financial Officer
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

>   **Re: NB Finance, LTD.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **File No. 333-49153**

Dear Mr. Dagenais:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F for the Fiscal Year Ended December 31, 2005

Item 3. Key Information, page 4

Risk Factors, page 6

1.   In future filings, please consider risks related to foreign exchange and derivative
        volatility and revise as appropriate.

Item 5. Operating and Financial Review and Prospects, page 9

Critical Accounting Policies, page 10

2.   You assert there are no critical accounting policies in connection with the
        preparation of your financial statements. Given your involvement in cross
        currency swaps to hedge the currency risk exposure of mortgage loans, please
        consider whether derivatives valuation is a critical accounting policy when you
        prepare future filings.

Item 8. Financial Information, page 13

Report of Independent Registered Chartered Accountants

3.   Please amend your financial statements for this 20-F to include a signed auditor's
        report. Refer to Rule 2-02(a) of Regulation S-X.

Note 2b. Recent accounting standards not yet adopted, page F-5

4.   Statements of comprehensive income prepared using either U.S. GAAP or home-
        country GAAP are required for both Item 17 and Item 18 issuers. These
        statements may be presented in any format permitted by FAS 130. Reconciliation
        to U.S. GAAP is encouraged, but not required. Please revise future filings to
        provide a reconciliation of comprehensive income or advise us otherwise.

Note 4. Premium Paid or Discount Received on Mortgage Loans, page F-6

5.   In future filings, please consider the US GAAP requirements in FAS 91 for
        amortization of loan origination fees and loan origination costs and revise the US
        GAAP reconciliation as appropriate.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3490 if you any questions.

Sincerely,

Don Walker
Senior Assistant Chief Accountant